UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42186

BloomZ Inc.

Toyo Recording 1F, 4-5-19 Akasaka

Minato-ku, Tokyo 107-0052

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Departure of Directors; Appointment of Directors; Compensatory Arrangements with Directors

On October 21, 2024, the Board of Directors (the “Board”) of BloomZ Inc. (the “Company”) increased the size of the Board by one director, pursuant to provisions in the Amended and Restated Memorandum and Articles of Association of the Company, and appointed Mr. Toshiyuki Sugiyama to fill the newly created position on the Board resulting from such increase. Mr. Toshiyuki Sugiyama accepted the position, and his directorship is effective as of October 21, 2024. Pursuant to the independent director agreement between Mr. Toshiyuki Sugiyama and the Company, Mr. Toshiyuki Sugiyama shall hold such office until the earliest of (i) such time as he resigns or is removed or his successor is elected or appointed in accordance with the Amended and Restated Memorandum and Articles of Association of the Company, and (b) his death.

The Board has determined that Mr. Toshiyuki Sugiyama qualifies as an independent director under the rules of the Nasdaq Stock Market LLC (the “Nasdaq”). Mr. Toshiyuki Sugiyama will serve as a member of the Company’s audit committee. In connection with his appointment, Mr. Toshiyuki Sugiyama will be entitled to receive the Company’s standard compensation provided to independent directors, pursuant to the independent director agreement between Mr. Toshiyuki Sugiyama and the Company.

The biographical information of Mr. Toshiyuki Sugiyama is set forth below.

Mr. Toshiyuki Sugiyama, age 57, founded and has served as the representative director and the chief executive officer of CD One Limited Liability Company, a Japanese company that provides consulting services, since October 2012, founded and has served as a representative and the chief financial officer of Machete Inc., a Japanese apparel manufacturer, since June 2014, and founded and has served as a director and the chief operating officer of Chamber Management Co., Ltd., a Japanese company that provides management and marketing consulting services, since March 2021. Mr. Sugiyama received his bachelor’s degree in Business Management from Meiji University in 1990.

Mr. Toshiyuki Sugiyama does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The following table sets forth the audit committee composition as of the date of this report:

Committee	Chairperson	Member	Member
Audit Committee	Akira Sugimoto	Kazusa Aranami	Toshiyuki Sugiyama

The foregoing description of the independent director agreement is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the Independent Director Agreement attached hereto as Exhibits 10.1, which is incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2024

BloomZ Inc.

By:	/s/ Kazusa Aranami
Name:	Kazusa Aranami
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Independent Director Agreement by and between the Company and Toshiyuki Sugiyama dated October 24, 2024

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